Free Writing Prospectus

Dated March 23, 2016

Filed Pursuant to Rule 433

Registration Statement No. 333-210340

Final Term Sheet

AMC Networks Inc.

$1,000,000,000 5.00% Senior Notes due 2024 (the “Notes”)

Issuer:	AMC Networks Inc. (the “Company”)

Aggregate Principal Amount:	$1,000,000,000

Title of Securities:	5.00% Senior Notes due 2024

Final Maturity:	April 1, 2024

Coupon:	5.00%

Issue Price:	100.000% of principal amount

Yield to Maturity:	5.000%

Interest Payment Dates:	Semi-annually on each April 1 and October 1, beginning October 1, 2016

Proceeds to Issuer (Before Expenses):	$1,000,000,000 (100.000%)

Optional Redemption:	On or after April 1, 2020, the Company may redeem Notes, at its option, in whole or in part, at any time and from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, to the applicable redemption date, if redeemed during the twelve month period beginning on April 1 of the years indicated below:

	Year	Percentage
	2020	102.500%
	2021	101.250%
	2022 and thereafter	100.000%

Make-Whole Call:	At any time on or after July 15, 2016 and prior to April 1, 2020, the Company may redeem the Notes, at its option in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount thereof to be redeemed plus the “Applicable Premium” calculated as described in the preliminary prospectus supplement at the rate of T+50 basis points, and accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Equity Claw:	At any time on or after July 15, 2016 and prior to April 1, 2019, the Company may redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 105.000% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, using the net proceeds of certain equity offerings.

Use of Proceeds:	The Company estimates that the net proceeds from this offering will be approximately $980.1 million, after deducting the underwriting discounts and commissions and estimated expenses payable by it. The Company intends to use a portion of such proceeds to fund an offer to purchase for cash any and all of the Company’s 7.75% senior notes due 2021, which the Company expects would cost approximately $742.0 million if fully subscribed, with the remaining proceeds of approximately $238.1 million to be used for general corporate purposes, which may include the redemption of any of the Company’s 7.75% senior notes due 2021 not tendered.

Settlement Date:	T+4; March 30, 2016

Underwriters:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Fifth Third Securities, Inc.

Goldman, Sachs & Co.

UBS Securities LLC

CUSIP/ISIN:	00164V AD5 / US00164VAD55

It is expected that that delivery of the Notes will be made to investors on or about March 30, 2016, which will be the fourth business day following the date of pricing of the Notes (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to March 30, 2016 will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (or, if available, the prospectus supplement) if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

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